City of Buenos Aires, January 5th, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version) regarding the share repurchase plan that was approved by the Board of Directors of Loma Negra Compañía Industrial Argentina S.A. (the “Company”). In this regard, we inform that during the period from January 2nd to January 5th 2024, the Company purchased 25,650 of its own American Depositary Receipt (ADR), each representing 5 common shares of the Company, as detailed below: Acquisition date American Depositary Receipt (ADR) Average Price Total Amount January 2nd, 2024 25,650 USD 7.003 USD 179,626.95 Sincerely. Marcos I. Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.